

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 10, 2007

Mr. Toby Chu
President and Chief Executive Officer
Capital Alliance Group, Inc.
Vancouver B.C., Canada V5Z 4J7

Re: Capital Alliance Group, Inc.
Registration Statement on Form 20-FR
Amendment No. 2 filed on July 31, 2007
File No. 0-31557

Dear Mr. Chu:

We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Part I

Item 4. Information on the Company, page 20

1.   We note your response to our prior comment three and your amended disclosure.

        Please revise the forefront of this section to indicate whether you will use Capital Alliance Group as a vehicle for spin-offs, reverse mergers, or other strategic transactions other than your proposed divestiture of IRIX.

        Additionally, we note that statements on the CIBT website indicate that Toby Chu "has founded, merged or acquired over two dozen companies in a wide range of industry sectors including information technology, Internet personnel services, academic and career education, marketing media, securities and investments. These companies currently have a business presence in Canada, United States, Thailand, Hong Kong, China and the Middle East."

Please revise to include all of your and your principals' historical involvement in reverse merger, spin-off, and other strategic transactions.

Additionally, in light of such experience and the nature of the proposed related-party transaction with Asia Interactive (see comment 2, below), your Business section should be revised to include a prior performance table. The presentation should discuss each reverse merger, spin-off, and other strategic transaction in which any of your principals, past and present, have been involved.

For each transaction, the discussion should include:

- the date of the transaction;
- the type of transaction (e.g., spin-off, reverse merger, etc.);
- the corporate entities involved and whether each was public or private at the time;
- the identity of each of your principals involved;
- the aggregate dollar amount of the transaction;
- the purpose of the transaction;
- consideration given and received;
- subsequent involvement by each of your principals in each company; and
- any subsequent mergers, acquisitions, or dissolutions that have occurred.

Any additional material disclosure with respect to such activities should be included. We may have further comment.

2.   We note your response to our prior comment eight and the following disclosure within your discussion of the proposed transaction with Asia Interactive, contained on page 92 of your Form 20-F:

"Ken Ng has no relationship with us or our directors or officers… Tokay Sequoia Management Company Ltd., a British Columbia company, now has direct and beneficial control of approximately 99% of Asia Interactive. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd. Amy Ng has no relationship with us or our directors or officers."

We note that it appears that Ken Ng has engaged in several of Toby Chu's businesses in the past, including being a former director of Capital Alliance Group and a manager for ANO Office Automation.

Similarly, we note that Amy Ng appears to have been a director of a Capital Alliance subsidiary (SE Global Equities) at the same time that three of Capital Alliance's current directors were also directors of SE Global Equities.

Please reconcile your disclosure with these facts.

3.   We note your response to our prior comment four and your amended disclosure on pages 23 and 74. Please revise to explain how the negotiations with Asia Interactive were "stalled" in light of the ownership noted above and the overlapping director relationships with Capital Alliance Group.

4.   Revise your discussion of the Asia Interactive transaction to detail all past ownership and control interests by Capital Alliance Group, its officers, and directors, past and present, in Asia Interactive and its predecessor entities.

Note 6, Share Capital
Stock-based compensation, page F-32

5.   We have considered your response to prior comment 12 as it relates to the analysis of the materiality of unrecognized stock-based compensation. It appears the amount of the unrecognized compensation expense for the six months ended June 30, 2006 is material to results of operations under both Canadian and US GAAP reporting. Please restate your financial statements in the amended filing to recognize the appropriate amount of compensation expense for all periods presented.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Toby Chu
Capital Alliance Group, Inc.
August 10, 2007
Page 4

You may contact Gopal Dharia, Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Penny Green (via facsimile)
        Bacchus Law Group
        (604) 408-5177